Filed by MarketWatch.com, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company:  NMP, Inc., MarketWatch.com, Inc., and Pinnacor Inc.

Commission File No.:  333-108282

The following is a transcript of an earnings call made on Wednesday, October 22, 2003 at 8:00 am PDT to members of the financial community by representatives of MarketWatch.com, Inc. in connection with its release of financial results for the quarter ended September 30, 2003.

Moderator: Ladies and gentlemen, thank you for standing by. Welcome to the MarketWatch.com Third Quarter 2003 Earnings conference call. At this time, all participants are in a listen-only mode and later we will conduct a question and answer session, with instructions to be given at that time. As a reminder, this conference is being recorded.

I would now like to turn the conference over to our host Anna Yen. Please go ahead.

Anna Yen: Good morning. Thank you for joining us for MarketWatch's Third Quarter 2003 conference call. Before we begin, I'd like to bring to your attention that during this conference call we will be making forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended and Section 21E of the Securities Exchange Act of 1934 as amended. These forward-looking statements include statements relating to the continuing momentum and increasing strength in the advertising sector, and the positive effect of this trend on the Company's business; the long-term improvement prospects for the licensing business; the success of the Company's strategy of building a large membership base through its subscription activities; the effect of the acquisition of Pinnacor on the Company's licensing business, including the up-sell to a larger customer base and increase in financial applications, technical expertise and customized offerings; the status of the Pinnacor integration plan; the positive reaction of our customers to the announcement of the Pinnacor acquisition; the rebound of the financial services industry and the economy in general, and the positive effect of this trend on the Company's business; whether the Company's earnings will be diluted from a one-time restructuring charge and deal-related expenses; and whether the Pinnacor acquisition will be accretive to earnings in 2004.

All forward-looking statements made during this call are subject to risks and uncertainties and assumptions that could cause actual results or events to differ materially from those contained in the forward-looking statements. For more information regarding the risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward- looking statements, as well as risks relating to our business in general, we refer you to the periodic reports that the Company's filed from time-to-time with the Securities & Exchange Commission, including the discussion in the Risk Factors section of the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2003. The Company undertakes no obligation to update forward- looking statements at any time or for any reason.

Now, let me hand it over to Larry, our CEO and Chairman.

Larry Kramer: Thanks, Anna.

Good morning and thank you all for listening into our conference call. I'd like to hit on some highlights of the third quarter of 2003 before turning the call over to our CFO, Joan Platt, to run through our numbers and performance during the quarter and year-to-date in more detail. Then we'll give you a brief update of our proposed acquisition of Pinnacor Inc., formerly known as Screaming Media. Following our prepared remarks, we'll be able to answer your questions.

First, as you've probably seen in our earnings release, the third quarter was a profitable, cash generating, $11.6 million revenue quarter that was fueled by the strength in the advertising sector. Joan will go into the financial details later, so let me focus on the business.

We had a terrific quarter, including a $0.02 per share profit, $1.1 million in EBITDA, and $1.5 million in cash flow. As we stand, year-to-date, we now have a small profit, $2.8 million in EBITDA, and $4.5 million in cash flow. We're well positioned to close our deal with Pinnacor and head into the New Year and a new era for MarketWatch.com.

We're particularly pleased to report significant improvement in the advertising revenue area. Our overall advertising revenues jumped 30% over last year and 9% over last quarter. Traditionally, Q3 has been a seasonably soft advertising quarter, mostly because it includes the summer months. But this year, we saw revenues grow. Part of the gain comes from financial services companies that are beginning to increase their online marketing expenditures, particularly banks, brokers and professional services companies. Other growth products include the contextual links advertising from our partners, Google and Sprinks, and our increasingly efficient direct marketing vehicles like our membership benefit center and opt and e-mail products.

Over the past 18 months, advertisers have become increasingly focused on their return on investment for their marketing dollars. Armed with information about their target buyers, buying habits, branding awareness and market position, these advertisers are well educated about the types of campaigns that will have the most impact, and we believe our size, audience demographics and cutting-edge creative abilities are important in capturing even more of marketing dollars.

We continue to see challenging times in our licensing business, which has been marked by economic uncertainty and consolidation within the financial services sector, but our confidence in the long-term prospects for this sector haven't wavered. Now that we're seeing an up tick in financial services advertising and brokers are reporting higher trading volumes and improved financials, we believe we will see an improving environment for the licensing business.

Our pipeline remains stronger than it was six months to a year ago. We believe that Pinnacor, with our existing licensing business, will enable us to increase our offerings to existing customers, as well as go after new customers with a total package far more substantial than we were able to do before. We believe the technical expertise we pick up in this acquisition, coupled with our content-driven offerings, will give the combined company a powerful product lineup. In discussions with more than a hundred of our licensing customers, most reacted positively and many even told us they were excited about the merger and the possibility that they'll be gaining access to new products.

We continue to grow our new subscription business. During Q3, we launched the Technical Indicator and at the beginning of Q4 we introduced our fourth subscription product Retirement Weekly. We now have four products ranging from $29.00 a year to $299.00 a year, which shows that we're starting to broaden our reach to several different audiences. I should also point out that the subscription business provides us with excellent cash flow, since we are at this point selling primarily annual subscriptions, which are paid in advance. In fact, you don't see the full impact of how quickly this business is growing from our income statement, because we've booked the revenue across the life of the subscription.

Now let me introduce our CFO, Joan Platt, who will give you a closer look at the numbers and I'll be back to address the rest of our news.

Joan Platt: Thanks, Larry. Good morning. I'd like to spend a few minutes reviewing our financial results for the third quarter 2003 and our outlook for the rest of the year.

Our Q3 2003 net revenues of $11.6 million increased 5% over last quarter in the same period last year, primarily due to the growth in advertising revenue, which increased 9% over last quarter and 30% over a year ago. Although our Q3 '03 licensing revenues decreased 15% from a year ago, it fell only 2% from last quarter. As Larry has indicated, the financial services industry appears to be rebounding and we believe that we are positioned to be the vendor of choice with our news, charts and tools products, further strengthened by Pinnacor's broad set of financial applications and extensive customization offerings.

Our third quarter 2003 subscription revenue increased 27% over last quarter and 61% over the same period last year, reflecting the favorable results from our ever-growing list of subscription products.

The Q3 2003 gross margin of 60% decreased slightly from 61% a year ago, primarily due to an investment we made in News & Operations during the quarter. And our operating expenses for the third quarter 2003 decreased 10% from Q3 2002, primarily due to savings from renegotiated vendor contracts and reduced headcount. We continue to leverage our costs over a higher revenue base as operating expenses decreased as a percentage of revenue from 69% a year ago to 63% in Q2 '03 to 59% in Q3.

We ended third quarter 2003 with 202 full-time employees compared to 210 employees a year ago. And we're pleased to report our third quarter 2003 net income of $300,000 or $0.02 per share compared favorably to a net loss of $724,000 or $0.04 per share for the same period a year ago. In addition, we achieved year-to-date net income of $126,000 or $0.01 a share as compared to a net loss of $10.5 million or $0.62 per share for the same period last year. Overall, we've benefited from increased revenues with a reduced cost base.

Now, a few comments on the balance sheet. Our cash balance grew again during the third quarter 2003 to $47.9 million. We generated $1.5 million of cash during the quarter, primarily from $1.3 million of cash from operations. Year- to-date, we have increased cash and cash equivalents by $4.5 million with $4.1 million provided by operations. We have increased our cash balance for six consecutive quarters in a row.

As of September 30, 2003, net accounts receivable decreased to $5.9 million from $6.9 million a year ago. Our days sales outstanding of 48 days has decreased considerably from the third quarter '02, which was at 64 days. Over the last year, we continue to strengthen our controls over credit and collections and as such, 94% of our accounts receivable balance at September 30 had aged only 60 days or less.

And now our outlook for the rest of 2003 and beyond. We anticipate the Pinnacor acquisition to close in the fourth quarter. Consequently, we expect a dilutive effect on our earnings from the transaction in Q4 from one-time restructuring charges and other deal-related expenses. We believe the acquisition will be accretive to our earnings in 2004. Now please remember, these are estimates based on what we know today.

Thank you and here's Larry.

Larry Kramer: Thanks, Joan.

So here we are, the advertising environment continuing to improve, the financial services sector showing signs of life for our licensing business, and each of our news operations - Internet, television and radio - running on all cylinders. Our weekly syndicated TV show aired its 200th consecutive program in July, entering its fifth year on the air. Our radio network added its 240th affiliate and it was a whopper - WTOP AM/FM in Washington, D.C., the number one station in our nation's capitol in morning and afternoon drive time. We introduced the first annual MarketWatch.com CEO of the Year and named eBay's Meg Whitman as our first winner, featuring her in a special section on the Web site and segments on our TV show and radio network as well as broadband segments on the Web. Importantly, the entire package was sponsored by Hewlett Packard.

Just as an update, we're still in the filing process on the Pinnacor acquisition and, therefore, limited in what we can discuss about the deal and our integration planning. Things are going well and we're excited about the Pinnacor acquisition and becoming a bigger and even stronger company. Excited both for ourselves as a company and for our customers. With the apparent improvement in the economic climate, we think the timing of this deal couldn't be better.

Now, we're happy to take any questions you may have and I'm here, Joan Platt's here and our COO Kathy Yates is also here.

Moderator: There are no questions.

Larry Kramer: That's terrific. I guess we answered all the questions in our comments. Again, if you have any further questions or anything else you need from us, feel free to contact us or Anna Yen at our headquarters. We look forward to speaking to you again next quarter and hopefully we'll have closed the Pinnacor acquisition and have a lot more to talk about. Thanks and bye.

Moderator: Ladies and gentlemen, this conference will be available for replay after 11:30 a.m. Pacific time today through Wednesday, November 5th at 12:00 midnight. You may access the AT&T Executive Teleconference Service at any time by dialing 1-800-475-6701 and entering the access code of 702070. International participants may dial 320-365-3844. That does conclude our conference today. Thank you for your participation and for using AT&T Executive Teleconference Service. You may now disconnect.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger (the "Merger") of the Company and Pinnacor Inc. ("Pinnacor"), NMP, Inc. ("NMP") together with the Company and Pinnacor has filed a registration statement on Form S-4 (Commission File No. 333-108282) (the "Registration Statement") with the Commission which included a preliminary joint proxy statement-prospectus. In addition, the Company and Pinnacor will prepare and file with the Commission and mail to their respective stockholders a definitive joint proxy statement-prospectus and other documents regarding the proposed Merger.  Investors and security holders of the Company and Pinnacor are urged to read the definitive joint proxy statement-prospectus and the other relevant materials when they become available before making any voting or investment decisions with respect to the proposed Merger because the materials will contain important information about NMP, the Company, Pinnacor and the proposed Merger. The joint proxy statement-prospectus and other relevant materials (when they become available), and any other documents filed by NMP, the Company and Pinnacor with the SEC, may be obtained free of charge at the SEC's Web site at www.sec.gov. and the Company's Web site at www.cbs.marketwatch.com under "Investor Relations.

Both of the Company, Larry Kramer, and the Company's other directors and executive officers on the one hand, and Pinnacor, Kirk Loevner and Pinnacor's other directors and executive officers on the other hand, may be deemed to be participants in the solicitation of proxies of stockholders of the Company and Pinnacor in connection with the proposed Merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of the Company's common stock or Pinnacor's common stock, as applicable.  Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such individuals in the solicitation by reading the preliminary joint proxy statement-prospectus included with the Registration Statement and the definitive joint proxy statement-prospectus when it becomes available